EMAIL TO ELIGIBLE PARTICIPANTS, DATED MARCH 20, 2009

To: [Name of Eligible Participant]
From: _______________________
Date: March 20, 2009

Dear Eligible Participant:

I am pleased to announce that the offer to amend certain outstanding options to purchase shares of the Company’s American Depositary Shares (the “Offer to Amend”) expired on March 20, 2009 at 5:00 P.M., Beijing time. We have accepted all validly tendered eligible options pursuant to, and in accordance with the terms of, the Offer to Amend. Based upon preliminary results, options to purchase approximately 7,742,000  shares of Company’s American Depositary Shares, or approximately 99.92% of all eligible options, were tendered for amendment in accordance with the Offer to Amend.

We appreciate your consideration of this Offer to Amend. If you have any additional questions, please contact Mr. Jimmy Liu at +86-21-5080 3900 ext 1211.

Sincerely,

_____________________
Nan-Horng Yeh
Chief Executive Officer

IMPORTANT NOTICE:
We are providing all eligible participants in the Offer with written materials explaining the precise terms and timing of the Offer.  Eligible participants should read these materials carefully because they contain important information about the Offer.  We have also filed or furnished the materials and other related documents with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the commencement of the Offer.  These materials and all other filed or furnished documents will be available free of charge at the SEC’s website at http://www.sec.gov on and after each filing date.

The Offer is made for the securities of a foreign company.  The Offer is subject to disclosure requirements of a foreign country that are different from those of the United States, but financial statements included in the document, if any, have been prepared in accordance with accounting standards generally accepted in the United States (U.S. GAAP).

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may amend its outstanding stock options to purchase its American Depository Shares otherwise than as provided in the Offer to Amend, such as in privately negotiated amendments with individual holders of such options.